RAILWAY HEIGHTS

MARKET

Offering
Statement

July 26, 2019



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Railway Heights, LP

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the investment platform available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Railway Heights, LP, a Texas limited partnership ("**Railway Heights**" or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is raising funds in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**"), and/or in reliance on the exemption from registration pursuant to Rule 506(c) of Regulation D ("**Regulation D**"). The Issuer is seeking to raise under Regulation Crowdfunding a minimum of $100,000 and maximum of $1,070,000, and/or to raise funds under Rule 506(c) of Regulation D, together a minimum aggregate amount of $500,000 but not more than a maximum aggregate amount of $2,570,000 through the offer and sale of Securities on the Site (the "**Offering**").

A Regulation Crowdfunding and/or a Regulation D investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption and/or Rule 506(c) of Regulation D; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Site, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Site. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

I.   SUMMARY OF OFFERINGS

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by Railway Heights on the Site are governed by the NPA. Each NPA is an agreement between an investor and Railway Heights, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in Railway Heights and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing in which the Issuer generates revenues.

Issuer

Aggregate Offering Amount	Aggregate minimum of $500,000 and aggregate maximum of $2,570,000
Reg CF Amount	Regulation Crowdfunding ("Reg CF") minimum of $100,000 and maximum of $1,070,000
Reg D Amount	Regulation D ("Reg D") up to the maximum Aggregate Offering Amount
Offering Period	Until 11:59 PM of November 29, 2019 or earlier as described below.
Minimum Investment	$100
Closing and Escrow Process	Investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Site during the investment process). Once the Aggregate Offering Amount has been raised, along with meeting the minimum Reg CF Amount, if met at all, and the Offering Period has ended, the committed investment amounts will be released from escrow upon Railway Heights's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Site.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period and the minimum Aggregate Offering Amount has been met, the funds will be released to Railway Heights upon Closing and the investor will receive Securities in exchange for his or her investment.
	NextSeed will notify investors if the minimum Aggregate Offering Amount has

	been met. Unless Railway Heights raises at least the minimum Aggregate Offering Amount through this Offering, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.
Early Termination of the Offering Period	If Railway Heights raises at least the minimum Aggregate Offering Amount prior to the end of the Offering Period, the end date of the Offering Period may be accelerated, provided, that, the Offering Period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.
Material Changes to the Offering	If Railway Heights determines that there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	If the final Aggregate Offering Amount raised is less than or equal to $1,500,000, then 12% of monthly gross revenue, starting with the first full month in which the Issuer generates revenues. If the final Aggregate Offering Amount raised is greater than $1,500,000, then 20% of monthly gross revenue, starting with the first full month in which the Issuer generates revenues.
Investment Multiple	2.0x Investors will each receive in the aggregate an amount equal to the Investment Multiple multiplied by their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Total Payment	The Issuer will make monthly payments based on the relevant revenue sharing percentage, until the Investors have been paid an amount equal to (a) the Aggregate Offering Amount *multiplied by* (b) the relevant Investment Multiple ("Total Payment").
Maturity Date	The Maturity Date of each Note means the first business day after the close of the 96th month following the Closing (commencing with the first full month following the Closing) ("Maturity"). If the investors have not been paid the Total Payment in full prior to Maturity, the Issuer is required to promptly pay the entire outstanding balance to the investors.
Early Payment Provision	If the Issuer is prepaying the Total Payment in full at least 36 months prior to Maturity, the Investment Multiple will be 1.65x.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an

	offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	GoldStar Trust Company, a trust only branch of Happy State Bank. All payments are made to Investors' accounts with GoldStar Trust Company.
NextSeed Fee	There are no fees to open an investment account on the Site or to make an investment in Securities. A portion of the fee paid to NextSeed by Railway Heights in connection with the Offering will be in the form of Securities, having the same terms and rights as the Securities sold in the Offering. From each payment made by Railway Heights to the Investors, NextSeed will deduct a service fee in an amount equal to 2.0% of such payment to cover transaction and administrative costs.
Security Interest	Railway Heights will grant a security interest in all of its assets in favor of NextSeed Services, LLC, a Delaware limited liability company, as collateral agent, for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	Railway Heights intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA. The NPA may only be modified with the consent of a majority of investors and Railway Heights.

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[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

Railway Heights certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It is not disqualified from relying on the Rule 506(c) exemption under Regulation D by Rule 506(d) or Ruler 506(e) of Regulation D.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

Overview

Because Railway Heights was formed recently, the Issuer's operations are limited and there are no historical results of operation to report. The Issuer anticipates that the total cost of the project will be approximately $3,500,000. Railway Heights is seeking to raise an amount between the aggregate minimum of $500,000 and aggregate maximum of $2,570,000 through the Offering. The owners have committed $100,000 of equity funds. To date, Railway Heights has raised $600,000 through sale of equity interests to its limited partners. It will also have $200,000 in Tenant Improvements. If Railway Heights is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost. Please also see Section V – "Financial Statements" and Appendix A for more information.

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Limited partner interests	100%	100%	No voting rights on company management	N/A
General partner interests	100%	100%	Right to manage company	N/A

Below is the list of control persons of the Issuer. Railway Heights, LP is run by its General Partner, Railway Heights GP LLC. Below are the beneficial owners of Railway Heights GP LLC.

Name	Percentage Owned by Such Person
Lian Pham	50%
Ahn Mai	50%

The general partner has control over the management and operations of Railway Heights. The limited partners in Railway Heights have no voting rights or control over the management or day-to-day operations of Railway Heights.

Other Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
July 10, 2017	506(b) and/or 4(a)(2)	Limited partner interests	100%	n/a

April 4, 2019	506(b) and/or 4(a)(2)	Limited partner interests	100%	n/a

Other than as described herein, the Issuer has not conducted any other exempt offerings conducted within the past three years.

Material terms of Any Indebtedness

Issuer currently does not have any other forms of debt.

III.   KEY PERSONS

The Issuer, Railway Heights, LP, is run by its general partner, Railway Heights GP LLC. The directors, managers and/or officers of Railway Heights GP LLC are listed below.

Anh Mai, Co-Founder & Partner, *Inception - Present*

Anh grew up in Dickinson, TX just outside of Houston. A graduate of the University of Houston with a degree in business, Anh co-founded *Prohibition Supper Club* in The Galleria in 2012. Along with his business partner Lian Pham, Anh opened *Terrible Enfants Theatre Co*. in 2015, specializing in immersive and alternative theatre. The duo opened *Conservatory Underground Beer Garden and Food Hall* in 2016, the first food hall in Houston, and B*ravery Chef Hall*, a first-of-its-kind chef-driven food hall. Anh specializes in developing and launching unique concepts and creating the space and infrastructure for continued growth.

Anh's past three years of business experience includes:

Conservatory Underground Beer Garden and Food Hall, *Co - owner*, 2016 – Present

Bravery Chef Hall, *Co-owner*, 2018 - Present

Lian Pham, Co-Founder & Partner, *Inception - Present*

Lian's passion for innovative theatre programming brought *Prohibition Supper Club* to life in 2012. Along with her business partner Anh, they built a strong following in the Galleria before migrating the concept into downtown Houston. After making additional investments in the downtown Prohibition space, they launched Houston's first food hall with *Conservatory Underground Beer Garden and Food Hall*. Conservatory has curated an exciting and innovative group of food concepts since its launch in 2016. Lian's latest concept also alongside partner Anh, is *Bravery Chef Hall*, a chef-driven food hall located in Aris Market Square across from Market Square Park.

Lian's past three years of business experience includes:

Conservatory Underground Beer Garden and Food Hall, *Co - owner*, 2016 – Present

Bravery Chef Hall, *Co-owner*, 2018 - Present

IV. USE OF PROCEEDS

	If Minimum Aggregate Offering Amount Raised	If Maximum Aggregate Offering Amount Raised
Total Proceeds	$500,000	$2,570,000
Less: Offering Expenses[2]	$25,000	$128,500
Net Proceeds	At least $475,000	$2,441,500
Use of Proceeds	Funds raised from $500,000 - $1,000,000 will be used toward architectural design, construction materials, construction of the market and commissary kitchen, mechanical, electrical and plumbing, finishes elevators and modular stalls for the upstairs market.	Architectural design, construction materials, construction of the market and commissary kitchen, mechanical, electrical and plumbing, finishes elevators, modular stalls for the upstairs, equipment purchases, furniture, fixtures and decorations, the POS system and signage.

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[2] NextSeed will be paid a cash fee of 5% of the total Aggregate Offering Amount and will also be issued securities with a value equal to 5% of the total amount of Securities sold in the Offering, with the same terms, provisions and protections as the Securities sold in the Offering.

V.   FINANCIAL STATEMENTS

Current Financial Statements (Audited)

Because the Issuer was formed recently, the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the full audited report by the Issuer's accountant.

Pro Forma Financial Statement

To illustrate the earning potential of Railway Heights, the Issuer is providing a summary of its 8-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies and food halls in the food and beverage sector, as well as the extensive working knowledge of the officers through operating their business.

Railway Heights Projections
$ USD

Railway Heights, L.P.	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Revenue								
A Vendors rental income	262,800	273,312	284,244	295,614	307,439	319,736	332,526	345,827
B Vendors rental income	978,840	1,017,994	1,058,713	1,101,062	1,145,104	1,190,909	1,238,545	1,288,087
C Vendors rental income	912,000	948,480	986,419	1,025,876	1,066,911	1,109,587	1,153,971	1,200,130
E Vendors rental income	480,000	499,200	519,168	539,935	561,532	583,993	607,353	631,647
Farmers market rental income	72,000	74,880	77,875	80,990	84,230	87,599	91,103	94,747
Meals to go rental income	50,400	52,416	54,513	56,693	58,961	61,319	63,772	66,323
Seafood rental income	38,400	39,936	41,533	43,195	44,923	46,719	48,588	50,532
Fine meats rental income	38,400	39,936	41,533	43,195	44,923	46,719	48,588	50,532
Cheese rental income	26,400	27,456	28,554	29,696	30,884	32,120	33,404	34,741
Sit bar rental income	84,000	87,360	90,854	94,489	98,268	102,199	106,287	110,538
Watever Fresh rental income	79,200	82,368	85,663	89,089	92,653	96,359	100,213	104,222
Wine bar rental income	129,600	134,784	140,175	145,782	151,614	157,678	163,985	170,545
Beer garden rental income	182,400	189,696	197,284	205,175	213,382	221,917	230,794	240,026
Let Us rental income	72,000	74,880	77,875	80,990	84,230	87,599	91,103	94,747
Bakery rental income	52,800	54,912	57,108	59,393	61,769	64,239	66,809	69,481
Coffee rental income	57,600	59,904	62,300	64,792	67,384	70,079	72,882	75,798
Groceries	369,600	384,384	399,759	415,750	432,380	449,675	467,662	486,368
Groceries COGS	(110,880)	(115,315)	(119,928)	(124,725)	(129,714)	(134,902)	(140,299)	(145,911)
Total Revenue	3,775,560	3,926,582	4,083,646	4,246,992	4,416,871	4,593,546	4,777,288	4,968,379
Opex								
Salaries & wages	275,000	302,500	332,750	366,025	402,629	442,892	487,181	535,899
Employee related expenses	55,000	60,500	66,550	73,205	80,526	88,579	97,436	107,180
Rent	425,004	425,004	425,004	446,250	446,250	446,250	468,100	468,100
CAM	274,994	285,994	297,434	309,331	321,704	334,572	347,955	361,873
Energy/utility	116,593	121,257	126,107	131,151	136,397	141,853	147,527	153,428
Gas	58,297	60,629	63,054	65,576	68,199	70,927	73,764	76,715
Internet/phone	29,148	30,314	31,526	32,788	34,099	35,463	36,882	38,357
Marketing and promotion	58,297	60,629	63,054	65,576	68,199	70,927	73,764	76,715
Legal / accounting	38,864	40,419	42,035	43,717	45,465	47,284	49,175	51,142
Repairs & maintenance	77,729	80,838	84,072	87,435	90,932	94,569	98,352	102,286
Music & entertainment	19,432	20,209	21,018	21,858	22,733	23,642	24,588	25,571
Property tax	50,000	52,000	54,080	56,243	58,493	60,833	63,266	65,797
Insurance	58,297	60,629	63,054	65,576	68,199	70,927	73,764	76,715
Security	97,161	101,047	105,089	109,293	113,665	118,211	122,940	127,857
Cleaners	77,729	80,838	84,072	87,435	90,932	94,569	98,352	102,286
Management company	168,900	168,900	168,900	168,900	168,900	168,900	168,900	168,900
Supplies	38,864	40,419	42,035	43,717	45,465	47,284	49,175	51,142
Subscriptions	19,432	20,209	21,018	21,858	22,733	23,642	24,588	25,571
Miscellaneous	116,593	121,257	126,107	131,151	136,397	141,853	147,527	153,428
Total Opex	2,055,334	2,133,591	2,216,959	2,327,085	2,421,918	2,523,178	2,653,237	2,768,964
EBITDA	1,720,226	1,792,991	1,866,687	1,919,907	1,994,953	2,070,368	2,124,050	2,199,415
	46%	46%	46%	45%	45%	45%	44%	44%
NextSeed loan repayment (1)	755,112	785,316	816,729	849,398	883,374	918,709	388,361	-

(1) Assumes a NextSeed maximum offering of $2,570,000. If the final offering size is less than $2,570,000, the total payments are expected to be lower.

VI. RISK FACTORS

A Reg CF and/or Reg D investment involves substantial risks. Investors should carefully consider the following risk factors in addition to the other information contained in our offering material prior to making an investment. The occurrence of any of the following risks might cause investors to lose a significant part of their investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in the following risk factors, constitute forward-looking statements, and investors are cautioned to not place undue reliance on any prediction or belief of the company or its management.

We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and changing trends in consumer behavior. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of Railway Heights and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under exemptions from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

We do not yet have any operating history. Railway Heights LP is recently formed and we have not yet opened for business. As such, it is difficult to evaluate our prospects and the merits of an investment in Railway Heights LP. We are dependent on the proceeds from the sale of securities in this Offering to complete construction and buildout of our market space.

Our building is not yet ready for occupancy. Before we will be able to realize any revenue from operations, we first need to complete construction and buildout of our market venue. The necessary construction work has not been completed and we do not anticipate completion until the fourth quarter of 2019. That timeline is dependence on achieving a fully subscribed offering for $2,570,000.

We have minimal operating capital. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our planned operations from the sale of securities in this Offering. There can be no assurance that we will be able to successfully raise operating capital in this Offering. The failure to successfully raise operating capital could result in our inability to execute our business plan and potentially lead to bankruptcy or other events, which would have a material adverse effect on us and our investors.

We will need to raise additional funds if we do not have a fully subscribed offering. We have budgeted for $3,500,000 to complete construction and buildout of our market venue and to open for business. If we do not raise the full amount of $2,570,000 in this Offering, we will be required to seek further funding elsewhere. If we do require funding from other sources, there is no guarantee that such funding will be available, or if available, at terms that are favorable to the company.

We may encounter construction delays. There are a number of things that can impact construction timelines from weather events, delays in obtaining materials, and lack of qualified workers, to name a few. While our timeline includes some cushion for unanticipated delays, there is no guarantee that construction will be completed on time.

We rely on a small management team to execute the vision for the market. We will rely on the efforts of Ahn Mai and Lian Pham, the managers of our General Partner, to make Railway Heights LP successful. To the extent they are not available for any reason, the company's financial performance may be limited.

We will be required to attract and retain sales, operations, and management personnel. In order to grow, we will be required to attract, hire, and retain personnel that will be responsible for day-to-day operations and implementing marketing strategies. If we are unable to attract and retain qualified and skilled personnel, we may not be able to execute our business plan, or adjust our plan as required in response to market conditions and customer demands.

We operate in a competitive market and will face competition from established market venues. We will be directly competing with other markets, restaurants, and retail operations that are already situated and operating in the vicinity of our chosen location. These competitors may decide to devote resources in such a way that it becomes more difficult for us to achieve significant market penetration.

We will be required to secure relationships with vendors. Our business requires that we secure third-party vendors who will operate within our market venue. If we are not able to secure relationships with a sufficient number of high-quality vendors that will attract patrons, which will attract additional high-quality vendors, our financial performance may be harmed.

We anticipate that expenses will greatly increase. Going forward, in addition to our monthly rent payments, we will incur expenses related to the operations of our premises, compensation of personnel, and implementation of marketing and sales activities. These projected expenses are included in the financial projections provided to prospective investors. However, the actual expenses incurred may vary significantly from those projections.

We will be subject to various state and federal laws and regulations regarding employment, food safety, and alcohol sales. Our operations are subject to state and federal laws and regulations. These laws and regulations include labor laws covering employee classifications, unemployment tax rates, workers' compensation rates, citizenship requirements, and wage and benefit requirements for non-exempt employees; occupancy and fire code compliance; food safety regulations covering food storage, cleanliness, and employee conduct; and alcohol regulations covering minimum age of guests and employees, licensing, and sales. We may be adversely affected by civil or regulatory proceedings brought against the company under these laws and regulations.

Our market will be open to the public and we may be held liable for accidents or injuries that occur on our premises. We intend for the market to be a public venue for patrons to come and go. As such, it is conceivable that someone may get hurt while on our premises, or challenge the actions of a vendor and try to hold the company liable as well. While we would intend to vigorously defend against any claims of liability should they arise, intend to obtain general liability insurance, and require that vendors obtain appropriate insurance, it is possible that we may be held liable on any particular legal claim. If such an event were to occur, and our insurance did not cover the claim, our financial results may be significantly harmed.

We depend on our vendors for our revenue, and vendor agreement defaults or terminations could reduce our income and limit payments made to investors. The success of the Railway Heights market depends on the financial stability of our vendors. Defaults or terminations of vendor agreements would cause us to lose the revenue associated with that agreement. If we experience a sustain loss in revenue, that may limit payments made to investors.

Our General Partner and management are indemnified for any actions taken in furtherance of the business of the company. Our limited partnership agreement provides that we are obligated to indemnify our General Partner and anyone working on behalf of our General Partner to the fullest extend authorized by Texas law. This indemnification obligation could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against our General Partner, which we may be unable to recoup.

VII. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

Legal Proceedings

Railway Heights is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding and Rule 506 of Regulation D

With respect to Railway Heights, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Accredited Investor Verification under Rule 506(c) of Regulation D

Accredited investors that invest in Railway Heights under Rule 506(c) of Regulation D will undergo a verification process to confirm their accredited investor status. The Issuer relies on documentation and certifications from each investor submitted to the Site in order to make such determination. The Issuer is not responsible for any false or misleading documents or certifications submitted by investors as part of the accredited investor verification process, which may cause the Issuer to lose its claim of this offering's exemption from securities registration.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Certain Tax Considerations

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

Other Matters

NextSeed Assessment

Every offering on the Site undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms and valuation of the Securities offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Site in order for the Issuer or the Site to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Site. All communication with the Issuer regarding the Offering is required to take place on the Site. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: https://www.railwayheights.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A
Financial Statements with Audit Report

RAILWAY HEIGHTS
M A R K E T


